Exhibit d.2




                           STATE OF CONNECTICUT
                     DEPARTMENT OF PUBLIC UTILITY CONTROL



JOINT APPLICATION OF          :
CONSOLIDATED EDISON,          :     DOCKET NO. 00-01-11
INC. AND NORTHEAST            :
UTILITIES FOR APPROVAL        :
OF A CHANGE OF CONTROL        :     JANUARY 12, 2000



                             JOINT APPLICATION
                                    FOR
                      APPROVAL OF A CHANGE OF CONTROL




For Consolidated Edison, Inc.       For Northeast Utilities

John D. McMahon                     Cheryl W. Grise
Edwin W. Scott                      Daniel P. Venora
Consolidated Edison Company of      Kenneth H. Eagle
New York, Inc.                      Northeast Utilities
4 Irving Place                      107 Selden Street
New York, NY 10003                  Berlin, CT  06037
Tel.  (212) 460-6330                Tel.  (860) 665-3416
Fax:  (212) 677-5850                Fax:  (860) 665-5504



Robert P. Knickerbocker, Jr.
Day, Berry & Howard LLP
City Place I
Hartford, CT 06103-3499
Tel.  (860) 275-0122
Fax:  (860) 275-0343






                               TABLE OF CONTENTS

                                                                 PAGE

I.  EXECUTIVE SUMMARY
II.  ORGANIZATION OF APPLICATION
III.  THE APPLICANTS
A.  CEI
1.  CEI's Regulated Utility Subsidiaries
a.  CECONY
b.  O&R and its Subsidiaries
2.  CEI's Non-Regulated Subsidiaries
3. Electric Industry Restructuring in New York State and CEI's Divestiture of Generating Assets
B.  Northeast Utilities
1.  NU System Electric Utility Operating Companies
2.  NU System Gas LDC Operations
3.  NU System Support Subsidiaries
4.  NU System Non-Regulated Subsidiaries
IV.  REASONS FOR THE MERGER
A.  NU's Reasons for the Merger
B.  CEI's Reasons for the Merger
C.  Benefits of the Merger
V.  DESCRIPTION OF THE PROPOSED MERGER
A.  Mechanics of the Proposed Merger
B.  Post-Merger Organization and Operations
C.  Effect of Merger on the Department's Ability to Regulate NU's
    Public Service Company Subsidiaries
D.  Other Regulatory Approvals Required
E.  Accounting Issues
VI. THE MERGER SATISFIES THE REQUIREMENTS OF CONN. GEN. STAT. Section 16-47
A.  CEI is Financially Suitable to Exercise Control of CL&P and Yankee Gas
B. CEI is Managerially and Technologically Suitable to Exercise Control of CL&P and Yankee Gas
C. The Ability of CL&P and Yankee Gas to Provide Safe, Adequate and Reliable Service Will Be Enhanced by the Proposed Merger
VII.  COMPLIANCE WITH THE DEPARTMENT'S REGULATIONS
A.  Compliance With Section 16-1-46 of the Department's Regulations
    Section 16-1-46(a) Statement of Application
B.  Compliance with Section 16-1-65 of the Department's Regulations
C.  Compliance With Section 16-1-65B of the Department's Regulations
D.  Compliance With Section 16-1-61 of the Department's Regulations
   (Conn. Gen. Stat. Section 16-43)
E.  List of Exhibits
F.  Statutory Bond Requirement
VIII. CONCLUSION AND REQUEST FOR APPROVAL





II.   EXECUTIVE SUMMARY

Northeast Utilities ("NU") and Consolidated Edison, Inc. ("CEI") (collectively the "Applicants") jointly submit this application for approval by the Department of Public Utility Control (the "Department"), pursuant to Conn. Gen. Stat. Section 16-47, of a proposed transaction between them (the "Merger") through which NU would become a wholly-owned subsidiary of a newly formed public utility holding company (referred to hereafter as "New CEI"). New CEI's outstanding shares of common stock will be wholly-owned by the holders of CEI and NU common shares. Pursuant to Section 16-47(d), NU and CEI will demonstrate: (i) that New CEI has the requisite financial, technological and managerial suitability to become an additional holding company for The Connecticut Light and Power Company ("CL&P"), NU's electric utility subsidiary, and Yankee Gas Services Company ("Yankee Gas"), which will become NU's natural gas local distribution company ("LDC") subsidiary upon closing of the proposed merger between NU and Yankee Energy, which is expected during the first quarter of this year; and (ii) that the Merger will not impair the ability of CL&P or Yankee Gas to provide safe, adequate and reliable service to their customers.

The Department is familiar with NU and its regulated and unregulated subsidiaries. Although NU is the largest electric utility in New England, the rapidly changing electric and natural gas industry requires NU to consider its competitive position as measured against competitors whose operations and vision are focused on national and even international markets. NU has responded to the changes in its market and its new and stronger competitors by implementing a strategic plan that in combination with CEI will enable it to become a premier regional energy and energy services provider, concentrating on its core regulated electric and gas business and on its non-utility energy marketing, services and generation businesses.
NU's ability to compete effectively in these core regulated and unregulated energy businesses requires that it diversify and enhance both the scale of its operations and the scope of its customer base. NU's acquisition of Yankee Energy System, Inc. ("YES"), approved by the Department on December 29, 1999 is in furtherance of NU's strategic plan. NU's merger with CEI is another significant step in implementing that plan.

CEI is a financially successful electric and gas utility holding company that is, by several measures, about twice the size of NU. CEI, through its regulated utility subsidiaries, serves New York City, Westchester County and southern New York State, northern New Jersey and northeastern Pennsylvania and is one of the nation's largest investor-owned energy companies, with more than $7 billion in annual revenues and $14 billion of assets. It also is one of the ten largest gas distribution companies in the United States, and produces and distributes steam to nearly 2,000 customers in New York City.

CEI is not only larger than NU, but also enjoys stronger financial indicators, including credit ratings, capital structure, growth in earnings and dividends and market performance. CEI enjoys excellent management, and operates the most reliable electric distribution system, with fewer power outages per customer than any other electric utility in the nation. CEI has contributed to the recent, vibrant growth in New York's economy. It is an aggressive advocate for retail choice and has divested most of its in-City generating facilities, except those supporting its steam system and Indian Point Unit 2 (CEI recently announced it was exploring alternatives to the continued ownership and operation of Indian Point 2). It has developed opportunities for growth in the new energy markets through non-utility businesses. CEI readily meets the financial, technological and managerial suitability tests to become a holding company for CL&P and Yankee Gas under
Section 16-47.

The second prong of Section 16-47 also is satisfied. Placing CEI in the position of a holding company for CL&P and Yankee Gas will not impair their ability to continue to provide safe, adequate and reliable service to their customers. In a recent industry survey, CEI's electric system was found to be nearly thirteen times more reliable than the median U.S. utility. Its gas business is one of the ten largest in the nation, and has been well-recognized for its accomplishments, including technological innovation and research and development efforts designed to enhance safety, as will be discussed later in this application. CEI's corporate goals include maintaining unparalleled reliability, providing outstanding customer service, continuing its leadership in developing energy markets, protecting the environment and the health and safety of its employees, contributing to the economic growth of its service territories and generating strong earnings through productivity gains and growth. These attributes of CEI are entirely consistent with maintaining (and enhancing) the service levels that the Department demands from Connecticut utilities, including CL&P and Yankee Gas.

Merging NU's and CEI's electric and gas operations will result in the largest combination electric and gas distribution company in the country, with approximately 5 million customers and serving 13 million people living in an area stretching from northern Pennsylvania through New York and New England to the Canadian border. The Merger will combine NU's experience in New England energy markets with the many enhanced resources of CEI, enabling the combined company to compete effectively with the large national and international players in the Northeast energy markets. NU and CEI believe that the Merger will enable the combined company to successfully implement its long-term goals through its increased customer base (economies of scale), its enhanced financial resources, its expanded geographic reach (economies of scope) and the combined managerial and employee talent necessary to compete effectively.

As described more fully in this application, the Merger also provides many other benefits to NU's customers, employees and shareholders -- including an improved ability to weather regional economic changes, to create new opportunities for growth, to reduce costs through greater purchasing power and economies of scale, and the potential to realize significant long-term cost savings generated by merger-related growth and synergies. Absent the Merger, these benefits would not be available to NU, its customers, employees or shareholders.

As the Department is aware from many of its recent dockets, the energy industry is undergoing radical and dramatic changes. Combinations of energy providers are a fact of life in today's environment. There are no longer any remaining significant independent gas LDCs in New England. The region's largest gas LDC holding company, Eastern Enterprises, is being acquired by KeySpan Energy, creating the largest LDC in the nation with 2.4 million customers. On the electric side, the newly-created NSTAR now combines the operations of Boston Edison, Commonwealth Electric Company, Cambridge Electric Light Company and Commonwealth Gas, with 1.3 million customers. The New England Electric System and Eastern Utilities Associates are merging, creating a company with 1.6 million customers, and New England Electric System will be acquired by National Grid Group plc. Energy East is acquiring Central Maine Power Company, Connecticut Energy Corp. and CTG Resources, Inc. Following the completion of these mergers, Energy East will have 1.3 million electric customers and more than 500,000 natural gas customers.

Unregulated affiliates of such industry giants as Southern Company, Sempra Energy, Duke Energy, FPL Group, Reliant Energy, and Enron are competing in the generation or marketing of energy in New England. These companies are strong national competitors, with an international presence. While NU could once say that it was the largest utility in New England, it certainly is not the largest utility in today's New England marketplace. After NU's announced nuclear divestitures take place, it will hold only a fraction of its once extensive generating facilities through its unregulated affiliate, Northeast Generation Company.

For a company in NU's position, growth in this new environment can only be achieved through the acquisition by NU of other companies, or a merger of NU with another large partner. In order to prosper in this marketplace, NU needs to achieve greater economies of scale and scope. Those greater economies will strengthen CL&P and Yankee Gas. The Merger with CEI provides NU with a unique opportunity to shape its own destiny with the best possible merger partner.

CEI is a large and financially strong energy company with an adjacent, interconnected service territory and a vision, business focus and philosophy that are consistent with those of NU. This combination also provides a unique opportunity for the customers, employees and shareholders of NU and CEI to share in the benefits of a larger and more competitive multi-product energy services provider in the rapidly evolving, nationally-focused energy market.(FN 1)

Perhaps most importantly, CL&P's and Yankee Gas' strong presence in and commitment to Connecticut will in no way diminish as a result of the Merger. NU and its subsidiaries will continue to be located in, and managed on a day-to-day basis from, the Connecticut communities they currently serve. NU will continue to have a major presence in Berlin. The headquarters and primary field offices of its public service company subsidiaries, CL&P and Yankee Gas, will remain in Connecticut. Michael G. Morris, who will become President of the combined company, will continue to be actively involved in the management of NU and its operating utility subsidiaries. NU and CEI will seek to retain key management of NU's operating companies, so that the important role that these individuals play in Connecticut's communities will not diminish. Thus, NU's Connecticut companies will remain, as they have been for the past 100 years, firmly anchored to Connecticut.

For all of these reasons, described more fully below and in the supporting testimony and documentation filed with this application, NU and CEI jointly request that the Department approve the Merger pursuant to Conn. Gen. Stat. Section 16-47, and such other statutes and related regulations, if
any, that the Department deems applicable.(FN 2)   NU and CEI also
respectfully request that the Department consider this application expeditiously, and act favorably on it prior to June 1, 2000, in order that the Merger can become effective in July 2000.

III.  ORGANIZATION OF APPLICATION

Section III of this application will introduce CEI to the Department and describe the restructuring of the electric industry in New York State, the dominant jurisdiction in which CEI's utility subsidiaries operate. Section III will also describe NU and its regulated and non-regulated subsidiaries.

Section IV of this application will describe the proposed Merger itself.
That section includes a discussion of the transaction, the resulting corporate structure and organization of the combined company and of NU within that structure, the effect of the Merger on the Department's ability to regulate NU's jurisdictional public service company subsidiaries, other regulatory approvals that are required to complete the Merger and certain accounting and ratemaking issues.

Section V will explain why NU and CEI decided to merge. Section VI will demonstrate that the Merger satisfies the requirements of Conn. Gen. Stat.
Section 16-47. Section VII includes the detailed information required by Sections 16-1-61, 16-1-65 and 16-1-65B of the Department's regulations. For the reasons set forth more fully herein, all criteria for approval of the Merger under Conn. Gen. Stat. Section 16-47 have been met and the Department should approve the Merger.

IV.  THE APPLICANTS

A.   CEI

The legal name and principal place of business of CEI is:

Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

CEI, incorporated in New York in 1997, is the public utility holding company for Consolidated Edison Company of New York, Inc. ("CECONY") and Orange and Rockland Utilities, Inc. ("O&R"), both of which are regulated utilities. CECONY and O&R, which are described more fully below, serve 3.2 million electric customers in New York, New Jersey and Pennsylvania and 1.1 million gas customers in New York and Pennsylvania. CECONY also serves approximately 2,000 steam customers in Manhattan. The franchise territory of CEI's subsidiaries is shown in Exhibit 16.

CEI also has four non-utility subsidiaries which provide electric and gas supply services, invest in energy infrastructure projects, market technical services and develop and manage infrastructure for a communications business. CEI's present corporate structure is illustrated in Exhibit 8 to this application. CEI has no employees and no significant business operations other than through its regulated and non-regulated subsidiaries. For the 12 months ending September 30, 1999, CEI had approximately
$7.2 billion in consolidated operating revenues.

1.   CEI's Regulated Utility Subsidiaries

a.   CECONY

CECONY, incorporated in New York State in 1884, provides electric service to over 3 million customers and gas service to over one million customers in New York City and Westchester County, as well as steam service to parts of New York City. CECONY's principal place of business is in New York City and it has approximately 14,200 employees. CECONY is regulated by the New York State Public Service Commission ("NYPSC").

For 1998, which was prior to the closing of CEI's acquisition of O&R, substantially all of CEI's operating revenues, operating income, net income and total assets were those of CECONY. CECONY's 1998 operating revenues were approximately $7.0 billion, of which $5.0 billion (81.7 percent) were electric operating revenues, $1.0 billion (13.7 percent) were gas operating revenues and $322 million (4.6 percent) were steam operating revenues. In 1998, CECONY had $5.7 billion in electric sales, of which 36.5 percent was to residential customers, 62 percent was to commercial and industrial customers and the balance to railroads and public authorities.

As of December 31, 1998, CECONY's electric transmission system had approximately 432 miles of overhead circuits operating at 138, 230, 345 and 500 kV; approximately 381 miles of underground circuits operating at 138 and 345 kV; 267 miles of radial subtransmission circuits operating at 138 kV; and 14 transmission substations supplied by circuits operated at 69 kV and above with a total transformer capacity of 15,731 megavolt amperes. CECONY has transmission interconnections with Niagara Mohawk, Central Hudson, O&R, New York State Electric and Gas Corporation, CL&P, Long Island Lighting Company, the New York Power Authority and Public Service Electric and Gas Company. These transmission facilities are located in New York City and Westchester, Orange, Rockland, Putnam and Dutchess counties in New York State. CECONY's electric distribution system includes 290 distribution substations in New York City and Westchester County, New York, with a transformer capacity of 20,168 megavolt amperes, 32,429 miles of overhead distribution lines and 87,910 miles of underground distribution lines.

At the beginning of 2000, CECONY will have approximately 1,500 MW of capacity it owns and operates, 462 MW of entitlements to jointly owned units, 2,090 MW of non-utility generation ("NUG") contracts and 550 MW of other contracts. The owned capacity includes the 931 MW Indian Point 2 ("IP2") nuclear generating station located in Westchester County. In December 1999, CECONY announced that it was pursuing operating and ownership for IP2. The balance of CECONY's owned capacity includes approximately 460 MW that produce both electricity and steam for its steam distribution system in Manhattan and some small combustion turbines located in various facilities in New York City. CECONY has agreed in principle to sell its share of the Roseton Generating Station, which it jointly owns with Niagara Mohawk Power Company and Central Hudson Gas and Electric Corporation ("CHG&E"), as part of CHG&E's divestiture, which is required to be completed by June 2001. This sale will reduce CECONY's capacity, including NUGs, by 462 MW to 4,149 MW.

CECONY's natural gas distribution system includes approximately 4,200 miles of mains and 362,300 service lines. CECONY owns a natural gas liquefaction facility and storage tank at its Astoria property in Queens. This plant can store approximately 1,000 mdth, of which a maximum of about 250 mdth can be withdrawn per day. CECONY has an additional 1,230 mdth of additional natural gas storage capacity at a field in upstate New York owned and operated by Honeoye Storage Corporation, in which CECONY has a 28.8 percent ownership interest.

CECONY also generates steam for distribution at three steam/electric generating stations and five steam-only generating stations. Steam is distributed to customers through approximately 86 miles of mains and 18 miles of pipelines. (FN 3)

b.   O&R and its Subsidiaries

In July 1999 CEI completed its acquisition of O&R for $791.5 million in cash. As a wholly-owned utility subsidiary of CEI, O&R, along with its two utility subsidiaries, Rockland Electric Company ("RECO") and Pike County Light and Power Company ("Pike"), provides electric service to 274,000 customers and natural gas service to 117,000 customers in southeastern New York State and adjacent sections of New Jersey and Pennsylvania. O&R's, RECO's and Pike's service territories cover approximately 1,350 square miles, extending along the west bank of the Hudson River, directly across from CECONY's service territory, as illustrated in Exhibit 16.

O&R, a New York corporation with its principal office in Pearl River, New York, has been providing electric and gas service in New York State for approximately 100 years. In 1998, O&R had operating revenues of approximately $626 million, of which approximately $490 million (78.2 percent) were electric operating revenues and $136 million (21.7 percent) were gas operating revenues. O&R has approximately 1,000 employees.

O&R owns and operates 617 circuit miles of transmission lines, 78 substations, 84,509 in-service line transformers, 4,967 pole miles of overhead distribution lines, and 2,271 miles of underground distribution lines. O&R's gas operations include three propane air gas plants, which have a combined capacity of 30,600 Mcf per day natural gas equivalent. The gas distribution system includes 1,758 miles of mains.

O&R is regulated by the NYPSC, RECO is regulated by the New Jersey Board of Public Utilities ("NJBPU") and Pike is regulated by the Pennsylvania Public Utility Commission ("PaPUC"). RECO has two wholly-owned non-utility subsidiaries, which in turn have subsidiaries engaged in the energy service and real estate businesses. (FN 4)

O&R also has three wholly-owned non-utility subsidiaries: Clove Development Corporation ("Clove"), a New York corporation, and O&R Energy Development, Inc. and O&R Development, Inc., both Delaware corporations. Clove holds approximately 5,200 acres of real estate, located primarily in the Mongaup Valley region of Sullivan County, New York. O&R Development, Inc., which was formed to promote industrial and corporate development in O&R's service territory by providing improved sites and buildings, owns approximately 200 acres of land, which are being marketed for sale. O&R Energy Development, Inc. is currently inactive.

2.   CEI's Non-Regulated Subsidiaries

CEI currently has four wholly-owned, non-utility, non-regulated subsidiaries: Consolidated Edison Solutions, Inc. ("CES"), Consolidated Edison Development, Inc. ("CED"), Consolidated Edison Energy, Inc. ("CEE") and Consolidated Edison Communications, Inc. ("CECI").

CES is an energy service company providing competitive gas and electric supply and energy-related products and services. CES has an interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing firm, and in Remote Source Lighting International, Inc. ("RSLI"), a lighting technology company.

CED invests in energy infrastructure projects and markets CECONY's technical services. CED has invested in electric generating plants in California, Michigan, Guatemala and the Netherlands. (FN 5)

Another wholly-owned CEI subsidiary, CEE, markets specialized energy supply services to wholesale customers in the Northeast and Mid-Atlantic states. In July 1999, CEE, through its subsidiary Consolidated Edison Energy Massachusetts, Inc., purchased from Western Massachusetts Electric Company 290 MW of electric generating capacity, which it currently owns and operates.

The remaining wholly-owned CEI subsidiary, CECI, was formed to explore opportunities to build a communications business by leveraging CECONY's expertise in building and managing infrastructure, including fiber optic cable. On November 23, 1999, CECI executed an agreement to purchase 10.75 percent of the common stock, on a fully-diluted basis, of NorthEast Optic Network, Inc. ("NEON"), a Westborough, Massachusetts-based provider of broadband telecommunications services in New England and New York State. NU owns approximately 30 percent of NEON.

3.   Electric Industry Restructuring in New York State and CEI's
     Divestiture of Generating Assets

As further background for the Department regarding CEI, and for the Department's convenience, NU and CEI have included in this section a summary of the restructuring of the electric industry in New York State, and CEI's activities related to orders issued by the NYPSC with respect to restructuring.

In the context of its electric industry restructuring process, the NYPSC directed CEI (and four other electric utilities) to submit rate and restructuring plans consistent with the NYPSC's policy and vision for increased competition. (FN 6) These plans were to address, at a minimum: (1) the structure of the utility, both in the short and long term, including a description of how that structure complies with the NYPSC's vision and goals for a future electric regulatory environment, and in cases where divestiture is not proposed, effective mechanisms that adequately address resulting market power concerns; (2) a schedule for the introduction of retail access to all of the utility's customers, and a set of unbundled tariffs that is consistent with the retail access program; (3) a rate plan to be effective for a significant portion of the transition; and (4) numerous other issues relating to strandable costs, load pockets, energy services and public policy costs.

In response to the NYPSC's directive, CECONY submitted its proposed plan, which was ultimately approved by the NYPSC in September 1997, as a settlement agreement among CECONY, the Staff of the NYPSC and other parties (the "Settlement Agreement"). The Settlement Agreement provides for: (1) a transition to a competitive electric market through the implementation of a retail access plan, (2) a rate plan providing for retail rate reductions through March 31, 2002, (3) a reasonable opportunity to recover costs in excess of market value, and (4) the divestiture by CECONY to unaffiliated third parties of at least 50 percent of its New York City fossil-fueled electric generating capacity.

Under the Settlement Agreement, CECONY submitted a divestiture plan for its fossil-fueled electric generation in New York City, which was approved by the NYPSC in orders issued July 21 and August 5, 1998. As the divestiture plan requires, CECONY has divested its New York City electric generation, except for approximately 460 MWs that is used to support its steam system, to unaffiliated third parties. In June and August of 1999, CECONY completed the sales of all of its electric only fossil plants, approximately 6,300 MW of its approximately 8,300 MW of electric generating assets for an aggregate price of approximately $1.8 billion. The proceeds from these sales were used to purchase O&R, repay commercial paper and continue CEI's common stock repurchase program.

In addition, CECONY has agreed to divest its 462 MW interest in the Roseton station located in CHG&E's service area in conjunction with CHG&E's divestiture auction.

In April 1999, CECONY announced that the East River Generating Station would not be auctioned off but rather CECONY proposed to have the New York State Board on Electric Generation Siting and the Environment ("Board") approve the repowering of the plant to serve the steam and electric systems. CECONY has commenced the formal regulatory process under which an application for repowering will be submitted to the Board for approval.

As a result of the divestiture program described above, CECONY will no longer own dispatchable generation resources, though it currently retains its interest in the IP2 nuclear generating facility. CECONY will, however, retain a load serving obligation which it will meet through capacity and energy purchases in the competitive market.

As with CECONY, O&R filed a plan to divest all of its electric generation facilities, which was approved by the NYPSC in orders issued on April 16 and May 26, 1998. In accordance with the O&R divestiture plan, O&R sold all of its electric generating facilities to Southern Energy, Inc., a subsidiary of The Southern Company on November 24, 1998, including CECONY's two-thirds interest in the Bowline Point Station, which was operated by O&R.

B.   Northeast Utilities

The legal name and principal place of business of NU is:

Northeast Utilities
174 Brush Hill Avenue
West Springfield, MA
01090-2010

NU, a Massachusetts business trust headquartered in Berlin, Connecticut, is the parent company of the Northeast Utilities system (the "NU System") and a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). The NU System currently serves approximately 30 percent of New England's electric needs, with approximately 1.7 million utility customers, and is one of the 24 largest electric utility systems in the country as measured by revenues.

As the result of the Department's recent approval of NU's acquisition of
YES, a holding company with both regulated and non-regulated energy and energy services subsidiaries, the NU System utility company operations will expand to include the gas distribution business of Yankee Gas, YES's
regulated gas utility subsidiary. (FN 7)   On a pro forma basis, giving effect
to that transaction, the combined company would serve approximately 1.9 million utility customers (14 percent of which would be gas utility customers), with combined assets of approximately $11 billion as of March 31, 1999 and approximately $4.06 billion in combined operating revenues for the year ended December 31, 1998.

NU is not itself an operating company or a public service company. As of March 31, 1999, NU had total assets of $10.4 billion, with operating revenues of $3.77 billion for the year ended December 31, 1998. As of June 30, 1999, NU System companies had 9,034 full and part-time employees. That number will increase with the addition of the approximately 830 employees of the YES System companies.

1.   NU System Electric Utility Operating Companies

The NU System has traditionally furnished franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through NU's wholly-owned operating company subsidiaries: CL&P, Public Service Company of New Hampshire ("PSNH"), Western Massachusetts Electric Company ("WMECO") and Holyoke Water Power Company ("HWP") (collectively, the "NU Electric Operating Companies"). In addition to their retail electric service business, the NU Electric Operating Companies (including HWP through its wholly-owned subsidiary, Holyoke Power and Electric Company) also furnish wholesale electric service to various municipalities and other utilities and participate in limited retail access programs, providing off-system retail service. North Atlantic Energy Corporation, which owns 36 percent of the Seabrook nuclear generating plant, also can be considered a regulated operating company for certain purposes.

2.   NU System Gas LDC Operations

Yankee Gas, a Connecticut public service company subject to the Department's jurisdiction and the principal subsidiary of YES, purchases, distributes and sells natural gas to approximately 185,000 residential, commercial and industrial users in Connecticut. The Yankee Gas service territory consists of 69 Connecticut cities and towns, and covers approximately 1,995 square miles (or approximately half of Connecticut's land area), all within the service territory of CL&P. Yankee Gas owns approximately 2,820 miles of distribution mains, 133,033 miles of service lines, various propane facilities with a combined storage capacity equivalent to approximately 245 million cubic feet ("Mcf"), and six gas storage holders. All of these assets are located in Connecticut.

3.   NU System Support Subsidiaries

Several wholly-owned subsidiaries of NU provide support services for the NU System companies and, in some cases, for other New England utilities. Northeast Utilities Service Company ("NUSCO") provides centralized accounting, administrative, information resources, engineering, financial, legal, regulatory, operational, planning, purchasing and other services to the NU System companies. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear power plant. Northeast Nuclear Energy Company acts as agent for the NU System companies and other New England utilities in operating the Millstone nuclear generating facilities. Rocky River Realty Company, The Quinnehtuk Company, and Properties, Inc., build, acquire or lease some of the property and facilities used by the NU System companies.

4.   NU System Non-Regulated Subsidiaries

The NU System also includes a number of non-regulated subsidiaries.
These include: NU Enterprises, Inc., a direct subsidiary of NU, which acts as a holding company for non-regulated businesses; Northeast Generation Company, formed to acquire and manage generating facilities; Northeast Generation Service Company, which provides operating and environmental services, preventative maintenance and other services to generators and large customers; and Select Energy, Inc., a retail energy services and power marketing company.

Other non-regulated NU subsidiaries include: HEC, an energy engineering and design firm serving energy and water utilities and large consumers; Mode 1 Communications, which owns approximately 30 percent of NEON, a fiber-optic telecommunications carrier; and Select Energy Portland Pipeline, Inc., formed to hold a 5 percent partnership interest in the Portland Natural Gas Transmission System pipeline which has recently commenced operations in northern New England.

Also to be included within the NU System are YES's non-utility operations which are conducted through four YES subsidiaries: NorConn Properties, Inc., which holds property such as the YES headquarters building in Meriden and a Yankee Gas service building in East Windsor; Yankee Energy Financial Services Company, which provides equipment and home improvement financing to energy consumers and municipal utilities across the country; Yankee Energy Services Company, which provides building automation services, heating, ventilation and air-conditioning, boiler and refrigeration equipment services and installation; and R. M. Services, Inc., created initially to provide debt collection service to Yankee Gas, but now marketing its services to other utilities and to Dun & Bradstreet Receivables Management Services, and providing consumer collections services focused primarily on utility and telecommunications entities.

V.   REASONS FOR THE MERGER

A.   NU's Reasons for the Merger

Based on its analysis of the prospects of utility deregulation, the increasing competitive pressure faced by electric and gas utility companies, and NU's position and ability to compete effectively and succeed in this new environment, the NU Board of Trustees concluded that NU must have a larger customer and geographic base with increased economies of scale and scope to enable NU to remain a competitive and efficient supplier of energy and related services. Beginning with the implementation of its strategic plan for the future in May 1998, NU fully explored a number of potential opportunities and means to attain its goals. The Board concluded that a combination with CEI would result in the greatest overall value to shareholders, customers and employees of NU and its subsidiaries. This combination would join two well-managed companies with complementary and contiguous operations and a shared vision of the future energy markets in the Northeast, and which would have the scale and scope necessary to be successful in the restructured energy market. Moreover, this particular combination maximized NU's ability to shape its own destiny and accelerate its growth in unregulated markets.

As part of the largest combination electric and gas distribution company in the country, with a strong regional focus, NU will be positioned to be an effective participant in the emerging and competitive energy markets. The combined company will be substantially stronger financially than NU.

This particular combination is also expected to create a number of potential synergies. One synergy arises from the fact that the service territories of NU and CEI are contiguous and directly inter-tied, facilitating NU's ability, as part of the combined company, to take advantage of operating efficiencies, economies of scale and cross-selling opportunities. The economies of scale created by the Merger will also enhance NU's ability to implement state-of-the-art technology across its operations, including maintenance and improvement of infrastructure, customer service, research and development, call center operations, and information technology. Consolidating with a larger partner, which has more favorable financial indicators that permit financing these types of costs more competitively, will allow NU to improve and expand service at a lower cost than otherwise would have been achievable.

B.   CEI's Reasons for the Merger

CEI, like NU, has also focused on its core energy business. Like NU, it has pursued a strategy of growing this business in its service territory as well as expansion in the Northeast region through mergers and acquisitions. Most importantly, CEI is similarly situated to NU because its ability to compete effectively and succeed in the new environment will be enhanced by an increase in scale and scope.

The CEI Board of Directors concluded that the common vision of NU and CEI, and their complementary strategies, in combination with their management, personnel, technical expertise and depth of experience in their respective markets, will create an energy company that is appropriately positioned and has the capabilities and resources to succeed in the new competitive energy marketplace.

C.   Benefits of the Merger

NU and CEI anticipate that the Merger will have benefits for CL&P's and Yankee Gas' customers and employees, as well as the State of Connecticut, and that the Merger will be pro-competitive. Customers will enjoy the benefits of having a stronger and more efficient company. The combined company will be a region-wide integrated energy supplier with an enhanced ability to provide better services more efficiently and at lower costs. Customers will benefit from long-term synergy-related cost savings which would not be available absent the Merger. These savings are presently expected to be realized over time in areas such as reduced operating costs and expenditures resulting from integration of corporate and administrative functions, elimination of duplicative positions, reduction of duplicative capital expenditures for administrative and customer service programs and information systems, and savings in areas such as legal, audit and consulting fees. Customers will also benefit over the long-term from the greater purchasing power of the combined company for items such as fuel and transportation services, general and operational goods and services. The economic benefits achievable through the proposed Merger serve the public interest through enabling energy suppliers to satisfy the needs of consumers more efficiently and at a lower cost.

As part of the combined company, NU will be able to draw from an expanded and more diverse pool of human resources to provide management, engineering, technological and customer services. Because of the larger size and greater financial strength of the combined company, NU and CEI will be able to compete for talent more effectively than either could on its own.
The Merger also benefits Connecticut by creating a financially stronger company that, through the use of the combined equity, management, human resources and technical expertise of each company, will be able to achieve greater financial stability and strength and greater opportunities for earnings and dividend growth.

As a strategically positioned competitive energy supplier, the combined company will be positioned to continue programs to attract new business development in the NU service territory, thereby contributing to growth in Connecticut's economy and providing additional opportunities to existing and future employees. The combined company will also benefit NU employees and the State of Connecticut with its enhanced ability to create and take advantage of opportunities for expansion into related energy businesses and to benefit from coordinated efforts in these areas. NU has a long history of supporting Connecticut's charities and other volunteer organizations, and has been a generous corporate citizen in both time and financial commitments. These aspects of NU's community involvement will not change as the result of the Merger.

The creation of a financially strong energy and energy services company with a solid regionally-based foundation and the combined managerial, technological, engineering and customer service expertise of the NU and CEI companies will also enhance competition in Connecticut and the other markets in which the combined company will operate.

VI.   DESCRIPTION OF THE PROPOSED MERGER AND ITS EFFECTS

A.   Mechanics of the Proposed Merger

The Merger will be consummated under an Agreement and Plan of Merger dated as of October 13, 1999 by and between CEI and NU (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1. The Merger Agreement was approved by both the NU Board of Trustees and the CEI Board of Directors in meetings on October 12, 1999.

Under the Merger Agreement, CEI will acquire NU for a base price of $25 per NU common share, subject to adjustments as described more fully below. To effect the acquisition, CEI will merge into New CEI, a new parent holding company incorporated in Delaware, formerly called CWB Holdings, Inc. A subsidiary of New CEI, N Acquisition Corp., will then merge into NU, with NU being the entity surviving that merger. As a result of these transactions, NU will become a direct, wholly-owned subsidiary of New CEI, the parent of the combined company. These two transactions collectively constitute the Merger referred to in this application. The combined company will conduct business under the name "Consolidated Edison, Inc."

Upon completion of the Merger, the former holders of CEI and NU common shares will together own all of the outstanding shares of common stock of New CEI. New CEI will in turn own all of the outstanding common shares of CECONY, NU, O&R and CEI's non-utility subsidiaries. NU will continue to own its regulated utilities. New CEI will register with the Securities and Exchange Commission ("SEC") as a public utility holding company pursuant to the PUHCA.

As the result of the Merger, each CEI shareholder will receive one share of New CEI common stock for each CEI common share that he or she holds. NU shareholders may elect to receive stock or cash consideration. Each NU shareholder may elect to receive, for each NU common share, a fraction of a share of New CEI common stock equal to a numerator of $25.00 divided by the weighted average trading price of a CEI common share over 20 trading days randomly selected from the 40 trading days ending five trading days prior to the closing of the Merger. However, the CEI share price used to calculate this fraction will not be less than $36.00 nor greater than $46.00. The Merger Agreement further provides that $1.00 is to be added to the numerator if, prior to the closing of the Merger, NU enters into binding agreements to sell certain nuclear facilities which meet specific conditions set forth in the Merger Agreement (the "Divestiture Condition"). In addition, $0.0034 will be added to the numerator for each day after August 5, 2000, should the merger not have closed by then, through the day prior to the closing of the Merger.

In the alternative, holders of NU common shares may elect to receive, for each NU common share, cash consideration equal to $25.00 per NU common share, provided that an additional $1.00 per share will be payable if, prior to the closing of the Merger, NU satisfies the Divestiture Condition, and an additional $0.0034 will be added to the numerator for each day after August 5, 2000 through the day prior to the closing of the Merger.

Elections by NU shareholders of stock or cash consideration will each be subject to allocation and proration procedures. These procedures provide that not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into the right to receive cash consideration, and not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into common stock of the combined company.

If the Merger closes on or prior to December 31, 2000, and the Divestiture Condition has not been satisfied, but thereafter on or prior to December 31, 2000 the Divestiture Condition is satisfied, then each NU shareholder (whether the shareholder elected stock or cash consideration) will be entitled to $1.00 per converted NU common share to be paid in cash by New CEI.

The aggregate price to be paid to NU shareholders (including the value of the stock consideration), which is estimated to be not more than $3.8 billion, will depend upon the adjustments described above and the number of NU common shares outstanding at the completion of the Merger.

CEI and NU seek to complete the Merger in July 2000. In addition to various regulatory filings and approvals, completion of the Merger requires, among other things, the approval of at least a majority of the CEI shares outstanding and entitled to vote and at least two-thirds of the NU shares outstanding and entitled to vote.

B.   Post-Merger Organization and Operations

Upon completion of the Merger, NU will become a wholly-owned subsidiary of New CEI. NU will continue to be the parent of the regulated utilities in New England.

The combined company will be headquartered in New York, but will have a substantial Connecticut presence. CL&P and Yankee Gas will be headquartered in Connecticut. The headquarters of the combined company's unregulated
businesses will be in Connecticut.   As a regulated holding company under
PUHCA, certain services will be provided to New CEI's subsidiaries through a
service company similar to NUSCO.   Although the details have not been
decided, it is expected that there will be substantial service company operations in both Connecticut and New York. Eugene R. McGrath, CEI's current chairman and CEO, will continue as Chairman and CEO of the combined company. Michael G. Morris will become President of the combined company. The combined company's Board of Directors will include four members from the current NU Board of Trustees, including Mr. Morris. Many of the members of the management teams of NU and YES are expected to have continuing roles in the management of the combined company. This structure will preserve all the benefits of localized management that each of the companies presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from the Merger.

NU and CEI anticipate substantial merger savings in both the regulated and unregulated businesses arising primarily from the elimination of duplicate corporate and administrative programs and greater efficiencies in operations and business processes, as well as increased purchasing efficiencies. These savings have been preliminarily estimated to be $1.3 billion on a cumulative nominal basis over ten years. The savings are discussed in the testimony of Hyman Schoenblum and John J. Roman.

Identification of the means by which the Merger efficiencies will be developed, and any resultant impact on the workforce of the combined company, have yet to be determined, and will be the subject of analysis by transition teams established to look at these issues. The combined company commits to minimize the impact of the Merger on the workforce through a combination of programs including attrition, retraining, reduced hiring and other measures. All union contracts will be honored. Existing benefits related to employee compensation, benefit plans, fringe benefits, or benefits comparable thereto will be maintained for a period of at least one year after the closing date of the Merger.

C. Effect of Merger on the Department's Ability to Regulate NU's Public Service Company Subsidiaries

The Merger will not impair the Department's ability to regulate CL&P or Yankee Gas, both of which will continue to operate as public service companies subject to the Department's jurisdiction as before completion of the Merger, and in light of the recently approved NU/YES merger.

D.   Other Regulatory Approvals Required

In addition to review and approval by the Department, completion of the Merger requires the approval of or review by the SEC, the Federal Energy Regulatory Commission ("FERC"), the Nuclear Regulatory Commission ("NRC"), and filings or approvals of regulators in Maine, Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania and Vermont. In addition, the minimum 30-day waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act must have expired or been terminated. Expeditious review and approval by the Department of this transaction will facilitate completion of the regulatory approval process in some of the other jurisdictions identified above.

E.   Accounting Issues

The Merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. Under the purchase method of accounting, New CEI will add NU's assets to its own at their fair market value, and any premium paid over and above the fair market value of NU's assets will be reflected as goodwill and written off against future earnings.

NU and CEI estimate that the acquisition premium incurred in connection with this Merger will be approximately $1.5 billion. The acquisition premium will be accounted for as described in Mr. Schoenblum's testimony. CEI and NU are not seeking any recovery of the acquisition premium from customers through higher rates, but rather are requesting the Department to permit them to retain Merger savings for a sufficient time to allow a reasonable opportunity to recover the investment for the purchase of NU. Both Mr. Schoenblum and Mr. Roman discuss ratemaking treatment of the Merger savings in their testimony.

VII.  THE MERGER SATISFIES THE REQUIREMENTS OF CONN. GEN. STAT. Section 16-47

Pursuant to Section 16-47, the Department must determine that CEI has the level of management experience, financial resources and technological expertise to enable it to assume the ownership, ultimate management and control of CL&P and Yankee Gas. The Department must also determine that the change of control will not impair or adversely affect the ability of CL&P and Yankee Gas to provide safe, reliable and adequate service to their customers. NU and CEI have demonstrated, through this application and the attached exhibits and testimony, that CEI easily satisfies these requirements, and that the application should be approved.

A.   CEI is Financially Suitable to Exercise Control of CL&P and Yankee
     Gas

CEI easily meets the financial capability requirements of Section 16-47.
As of September 30, 1999, CEI's total capitalization was $10 billion, nearly double NU's. CEI's market capitalization on October 6, 1999, the last full trading day prior to public speculation about the Merger, was approximately $9 billion, as compared to $2.5 billion for NU. CEI's total operating revenues for the twelve months ended September 30, 1999 were $7.2 billion, nearly double the comparable figure for NU.

While CEI is clearly a larger company with more financial resources than NU, there are also significant qualitative differences in their current financial indicators. For example, CECONY's bond ratings are A1 by Moody's, A+ by Standard & Poor's and AA- by Fitch. The comparable ratings for NU's principal subsidiaries are Baa3, BBB- and BB+, respectively. CEI's balance sheet is not only larger than NU's, it is also stronger. Its common equity ratio is approximately 55 percent, as opposed to NU's 36 percent.

In January 1999 CEI increased its dividend to an annual rate of $2.14, marking the 25th straight year that its dividend has been increased. In contrast, NU recently reinstated its dividend (after the second quarter of 1997, when NU's dividend was suspended), at a $0.40 per share level, well below the 1995 level of $1.76 per share. CEI's earnings per share rose from $2.95 in 1997 to $3.04 in 1998, an all-time high. NU is still operating at a net loss per share, reflecting the remaining impacts from the Millstone Station operating difficulties in the recent past.

CEI's net income was $712.7 million in 1998, up 2.7 percent from $694.5 million in 1997. Earnings per share were $3.04 in 1998, an increase of 3.1 percent compared to earnings per share of $2.95 in 1997. Financial ratios for CEI for the 12 months ended December 31, 1998 are as follows:

Pretax (EBIT) interest coverage:
4.29 times

Total debt/total capital:
39.2 percent

Funds from operations/total debt:
0.319

Net (free operating) cash flow/average total debt:
0.160

Net cash flow/capital expenditures:
1.152

To realign its capital structure with its evolving business risk, in May 1998, CEI commenced a repurchase program for up to $1 billion of its common stock, which is substantially complete. In addition to these activities, CEI successfully completed its $790 million acquisition of O&R in June 1999, and has successfully completed the divestiture of its generating assets as directed by the NYPSC.

CEI expects that the cash consideration to be paid to NU shareholders will be financed from a combination of short-term borrowings, the issuance of new securities and internal sources.

CEI's solid credit ratings, strong capital structure, steady growth in earnings and dividends, its favorable reception in the equity markets and its large size and superior ability to attract capital serve as strong evidence of its ability to pass the Department's financial qualifications test with ease. A combined CEI and NU will present a much stronger financial picture than NU currently does on a stand-alone basis.

B.   CEI is Managerially and Technologically Suitable to Exercise
     Control of CL&P and Yankee Gas

In addition to satisfying the financial suitability criterion of Section 16-47, CEI also easily satisfies the managerial and technological suitability criteria for approval. For years, CEI has been recognized as the operator of the most reliable electric distribution system in the nation. In a recent annual industry ranking, Theodore Barry & Associates found that CEI had fewer power outages per customer than any other United States electric utility.
The 1998 Hagler Bailly-Theodore Barry and Associates Annual Transmission and Distribution Best Practices survey compared 42 North American utilities and showed that CECONY's 1998 customer system interruption rate ("SAIFI") of .123 was 12.3 times better than the survey average of 1.5141 customers interrupted per customers served per year. The next best utility to CECONY's SAIFI was
0.40 or 3.25 times higher. CECONY has had the lowest SAIFI in each year of this annual survey throughout the 1990's.

CEI has developed comprehensive systems to support reliability, including managerial systems such as performance tracking and root-cause analysis; systematic operating procedure and specification development; remote substation and overhead system monitoring; outage management systems; and power quality services. These systems can be adopted to enhance similar existing NU systems.

The upper management of CECONY's electric side has utility experience matching any company in the country. The three chief operating officers in CECONY have over 100 years of electric utility experience in generation, transmission, distribution, customer operations and customer service. J. Michael Evans is CECONY's President and Chief Operating Officer and is responsible for the Company's power production, customer service and electric, gas and steam operations. He began his utility career in 1974 with Kansas City Power and Light Company, rising to the position of President and Chief Operating Officer. He joined CECONY in 1991 as an Executive Vice President and has had various operational responsibilities since that time.

Stephen B. Bram is Senior Vice President of Central Operations with responsibilities for system and transmission operations, substation operations, steam operation, maintenance and construction services and energy management. He began his CECONY career in 1963.

Robert W. Donohue, Jr. is Senior Vice President of Electric Operations.
He is responsible for all electric distribution operations throughout New York City and Westchester County. He is CECONY's distribution system expert. He began his career at CECONY in 1961.

CECONY's gas department is well recognized for its accomplishments. It is a charter member of the EPA Gas STAR program, and in 1999 it received the "Partner of the Year" award. Its research and development efforts have produced various technologies, including the ConSplit robot and patents on Smart Regulator devices. In addition, CECONY is the only urban LDC that is designing, constructing, installing and testing underground remote operating valves intended to minimize the impact of a catastrophic transmission pipeline failure.

CECONY's upper management in the gas department has a solid background in gas and is very involved in gas organizations, including the American Gas Association, the Gas Industry Standards Board and the New York Gas Group. That experience will be supplemented with the experience and expertise of NU's and YES's management.

CECONY has consistently provided a high level of customer service.
CECONY'S performance in a number of other areas also indicate its managerial and technological suitability to assume control of NU, CL&P and Yankee Gas. In 1998, CECONY had its best overall environmental performance record. The company launched major new efforts to create a "culture of excellence" in the workforce during 1998. Efforts focused on teamwork, open communications, pre-planning work, and functioning as a learning organization. CECONY launched the Pinnacle program in 1998 to achieve the corporate goal of becoming one of the safest companies in the energy industry and a world-class leader in safety and industrial health management. The Pinnacle program promotes excellence by emphasizing teamwork, focusing on health and safety solutions rather than problems, and ensuring that lessons learned and solutions developed are communicated throughout the company.

CECONY's Energy Control Center uses information technology and fiber optic transmission to continuously gather and analyze system data for an up-to-the-second picture of the electric system's operating status. CECONY's underground electric system, which is the world's largest, includes thousands of remote computer terminals that constantly feed data to the Energy Control Center and similar control centers in its operating areas to provide the system operators with the information they need to insure reliability.

CECONY is recognized worldwide among its industry peers for using robots to perform tasks more efficiently. The company's latest generation of robots can inspect and repair gas mains for 1,000 feet in each direction without disrupting service. Other examples of CECONY's robotic technology include the RAPTOR (Rapid Cutter of Concrete), which replaces the jackhammer and cuts concrete pavement quickly, quietly and safely, and the AROLL (Advanced Robot for Leak Location), which is currently in development, and which will be able to detect insulating fluid leaks, thereby reducing the cost of locating cable faults in the electric system.

Starting with its "Save A Watt" program in the 1970s, CECONY was the first utility in the nation to actively promote energy conservation. In the early 1990s, under a program called Enlightened Energy, CECONY engineers pioneered energy-efficient lighting as a means to protect the environment while helping customers save money. More recently, CECONY has been using its experience in energy efficiency to help create and promote a new generation of environmentally friendly lighting technologies.

CECONY sponsors many educational initiatives in its service area, including internships, literacy programs, school-to-work programs, volunteers for education, creative writing contests, youth athletic programs and support for the arts and education. At the CECONY Learning Center, workshops are offered for math and science teachers so they can bring new instructional methods and technologies back to the classrooms.

CECONY's efforts to assure the retention and advancement of its female employees, particularly in management areas, was recently recognized by Working Woman magazine in its second annual survey of Fortune 1000 companies. Although CEI did not rank within the top 25 performers in this survey, it made an "honor roll" of 10 companies that the magazine predicted would soon break into the top 25 companies. CECONY was cited for its efforts to assure the retention and advancement of its female employees. In the magazine's view, "Con Ed seems to know how to hold on to and develop its female employees. Though only 14 percent of its workers are women, 29 percent of corporate senior officers are female, including one of the top five corporate earners." Working Woman, Dec.-Jan. 2000, at 60. CEI has four female Board members.

CECONY's Economic Development program works to attract businesses to its service area that are likely to thrive there by providing them with attractive incentives. Specifically, it has been focusing on attracting "new media" companies, such as computer software engineering firms and multimedia designers, biotechnology companies, food companies and recycling companies to its service territory. The new media industry alone has grown nearly 50 percent in the past two years. CECONY's Minority Business Program encourages minority owned business to compete for contracts to supply products and services to the company.

CEI and NU are aware that concerns have been raised about the outage in the Washington Heights section of New York City on July 6-7, 1999. Following that outage, CECONY assembled a Corporate Review Team and an Independent Review Board, which was comprised of electric industry experts, to review the outage. In December 1999, both the Corporate Review Team and the Independent Review Board concluded that the outage resulted from a combination of record electrical loads and record heat, which caused an unusually high number of component failures in the network leading to the outage of 8 of the 14 feeder cables in the Washington Heights network, and a fire in CECONY's Sherman Creek substation, which serves the Washington Heights network, which caused two additional feeder cables to be removed from service. None of these events would have resulted in a network shutdown in and of themselves. However, in combination these events necessitated the temporary shutdown of the Washington Heights network in order to avoid more prolonged electrical service outages and more serious damage to the electrical system.

Since the summer of 1999, CECONY has spent an additional $28 million above its 1999 scheduled capital spending to provide load relief and increased reliability in Washington Heights and throughout its service area. In addition, based on the recommendations of both the Independent Review Board and the Corporate Review Team, CECONY will take several steps to further improve the reliability of its electrical transmission, substation and distribution system: (1) implementing a $315 million, multi-year plan that builds upon CECONY's existing capital programs to provide for load relief and increase reliability; (2) completing a thorough technical review of the performance of its electrical distribution system; (3) exploring additional technological applications and operational techniques to expedite the restoration of out-of-service feeders; and (4) researching the development of new, real-time thermal modeling techniques designed to more accurately predict the temperature of individual feeder cables.

C. The Ability of CL&P and Yankee Gas to Provide Safe, Adequate and Reliable Service Will Be Enhanced by the Proposed Merger

The ability of CL&P and Yankee Gas to provide safe, adequate and reliable service through their plant, equipment and manner of operation will not be adversely effected by the Merger, and in fact will be enhanced. As described above, CEI has the necessary financial, managerial and technological expertise to assure that CL&P and Yankee Gas will continue to provide safe adequate and reliable service.

It also is anticipated that local management teams of CL&P and Yankee
Gas will exist after the Merger. Both CL&P and Yankee Gas will continue to focus on improving services and increasing their operations. CL&P and Yankee Gas each will remain a strong and vital presence in the communities they serve. The combined company is committed to continue the level of support NU has demonstrated in the communities served by CL&P and Yankee Gas.

The combined company will continue NU's strong commitment to customer service. CEI's ability to fund capital improvements and its shared commitment to excellence and the adoption of the best practices of both companies will assure improvements in the already high level of service provided. The combined company will also have an expanded and more diverse pool of management and engineering, technological and customer service talent and experience from which to draw.

VIII.   COMPLIANCE WITH THE DEPARTMENT'S REGULATIONS

This Part of the application demonstrates compliance with Sections 16-1-46, 16-1-61, 16-1-65, 16-1-65B of the Department's Regulations.

A.   Compliance With Section 16-1-46 of the Department's Regulations
     Section 16-1-46(a) Statement of Application

As stated above, NU and CEI respectfully request the Department's approval pursuant to Conn. Gen. Stat. Section 16-47, and any other statute or regulation that the Department deems applicable, of CEI's exercise of control over NU and the carrying out of the other transactions contemplated by this application and the Merger Agreement.

Section 16-1-46(a)(2)

For NU:

Cheryl W. Grise
Daniel P. Venora
Kenneth H. Eagle
Northeast Utilities Service
Company
107 Selden Street
Berlin, CT  06037
Tel:  (860) 665-3639
Fax:  (860) 665-4886
e-mail:  grisecw@nu.com

Robert P. Knickerbocker, Jr.
Day, Berry & Howard LLP
City Place I
Hartford, CT 06103-3499
Tel:  (860) 275-0122
Fax:  (860) 275-0343
e-mail:
rpknickerbocker@dbh.com


Individuals to Whom All
Correspondence and
Communication Regarding This
Application are to be
Addressed

For CEI:

John D. McMahon
Edwin W. Scott
4 Irving Place
New York, NY 10003
Tel:  (212) 460-6330
Fax:  (212) 677-5850
e-mail:  mcmahonjo@coned.com
scotte@coned.com

Section 16-1-46(a)(3) - Statement of Facts

The facts on which the Department is expected to rely in granting its approval of the application are set forth in this application and the Exhibits, including the pre-filed testimony, filed herewith. NU and CEI reserve the right to supplement that information as they may deem necessary or desirable or as the Department may request.

Section 16-1-46(a)(4) - Special Circumstances

NU and CEI hope to effectuate the Merger in July 2000. Action by the Department on this application on or before June 1, 2000 will facilitate completion of the Merger as promptly as possible. Because NU and CEI believe that the Merger satisfies the applicable statutory requirements, prompt Department consideration and approval is requested.

B.   Compliance with Section 16-1-65 of the Department's Regulations

This application is jointly sponsored by NU and CEI. For purposes of Regulations Section 16-1-65, however, the "applicant" is interpreted to mean CEI.

Section 16-1-65(a) - General Description of the Property, Field of Operation and Existing Business Interests of the Applicant

In addition to the information provided in Sections III and IV above, see Exhibit 2 (CEI 1998 Annual Report), Exhibit 3 (CEI SEC Form 10-K for year ended December 31, 1998) and Exhibit 4 (CEI SEC Form 10-Q dated September 30,
1999).

Section 16-1-65(b) - Financial Statement for the Most Recent Fiscal
Year and Pro Forma Period (Including Assumptions) Giving Effect to the Proposed Transaction, To Include Balance Sheet, Income Statement and Statement of Source and Application of Funds

See Exhibit 3 (CEI SEC Form 10-K for year ended December 31, 1998) and
Exhibit 5 (Pro forma financial statements).

Section 16-1-65(c) - CEI's Most Recent Form 10-K and Subsequent Forms 10-Q filed with the Securities and Exchange Commission

See Exhibit 3 (CEI SEC Form 10-K for year ended December 31, 1998) and
Exhibit 4 (CEI SEC Form 10-Q dated September 30, 1999).

Section 16-1-65(d) - CEI's Most Recent Form 8-K Filed with the Securities and Exchange Commission

See Exhibit 6 (CEI SEC Form 8-K, filed October 15, 1999).

Section 16-1-65(e) - CEI's Most Recent Annual Report to Shareholders See Exhibit 20 (CEI 1999 Annual Shareholders Meeting Proxy Statement).

Section 16-1-65(f) - CEI's Latest Proxy Statement Sent to Shareholders See Exhibit 20 (CEI 1999 Annual Shareholders Meeting Proxy Statement).

Section 16-1-65(g) - Description of the Transaction, Including Intended Financing, by which the Proposed Transaction will be Effected, and Agreement or Other Instruments Associated with the Proposed Transaction

To effect the acquisition, CEI will merge into New CEI, a new parent holding company incorporated in Delaware. A wholly-owned subsidiary of New CEI will then merge into NU, with NU being the entity surviving that merger. As a result of these transactions, NU will become a direct, wholly-owned subsidiary of New CEI, the parent of the combined company. Further details regarding the Merger are set forth in Section IV above, and in Exhibit 1 (Merger Agreement), Exhibit 5 (Pro forma financial statements), Exhibit 7 (joint press release dated October 13, 1999) and Exhibit 11 (SEC Form U-1), which is being prepared and will be filed with the Department when it is filed with the SEC. Additional information is also provided in Exhibit 10 (Prospectus/Proxy Statement), which is being prepared and will be filed with the Department.

Section 16-1-65(h) - Statement of Purpose and Intent of CEI in Undertaking the Proposed Transaction

This information is provided in detail in Section V of this application and in Exhibits 22 and 23, the Pre-filed Testimony of Mr. Morris and Mr. Schoenblum, submitted herewith. See also Exhibit 11 (SEC Form U-1) and
Exhibit 10 (Prospectus/Proxy).

Section 16-1-65(i) - A Statement of the Benefits That Would Result to the Customers and Shareholders of NU

This information is provided in detail in Sections IV, V and VI of this application and in Exhibit 22, the Pre-filed Testimony of Mr. Morris, Exhibit 23, and the Pre-filed Testimony of Hyman Schoenblum submitted herewith. See also Exhibit 11 (SEC Form U-1) and Exhibit 10 (Prospectus/Proxy Statement).

Section 16-1-65(j) - Any Prospectus, Official Statement, Preliminary
Prospectus or Preliminary Official Statement Prepared by or on Behalf of CEI or any Other Person with Regard to the Proposed Transaction

See Exhibit 10 (Prospectus/Proxy Statement).

Section 16-1-65(k) - CEI's Capital Structure and Capitalization Ratios, Present and Pro Forma (Include Assumptions), Assuming Approval of the Proposed Transaction

See Exhibit 5 (Financial statements, present and pro forma).

Section 16-1-65(l) - CEI's Interest (Before and After Income Taxes) and Fixed Charge Coverage, Present and Pro Forma (Include Assumptions), Assuming Approval of the Proposed Transaction

See Exhibit 5 (Financial statements, present and pro forma).

Section 16-1-65(m) - Table of Organization of Management After Giving Effect to the Proposed Transaction, Including the Name of Each Executive Officer

See Exhibit 8 (CEI and NU corporate organization, pre-merger and post-merger; CEI and NU executive officers, pre-merger and post-merger).

Section 16-1-65(n) - Proposed Members of the CEI Board of Directors After Giving Effect to the Proposed Transaction

See Exhibit 9 (CEI and NU Board of Directors, pre-merger and post-merger).

Section 16-1-65(o) - A Narrative of the Proposed Operations of the
Combined Company for the First Calendar Year Following the Effectiveness of the Proposed Transaction, Including but Not Limited to Employment Levels and Office and Service Center Locations, and Details of all Changes from the Existing Operations of NU

Please refer to Sections IV, V and VI above, particularly Section V.B's discussion of "Post-Merger Organization and Operations," and to the Pre-filed Testimony of Mr. Morris, Mr. Schoenblum and Mr. Roman, submitted herewith as Exhibits 22, 23 and 24, respectively.

Section 16-1-65(p) - A Description of the Experience of CEI in the Operation, Management and Control of any Public Service Company, and, to the Extent Not Otherwise Provided, a Statement as to the Suitability of CEI to Control NU

Detailed information on these matters is provided in Sections III, V and VI of this application and in the Pre-filed Testimony submitted herewith as
Exhibit 23. CEI has extensive experience in operating, managing and controlling electric and gas public service companies.

Section 16-1-65(q) - A List of All Department Orders, Rulings and
Regulations In Effect and Applicable to NU, including YES, and an Indication of those Which the Applicants Propose Would be Discontinued in Connection with the Proposed Transaction, Together with a Statement of the Reason for Each Such Proposed Discontinuance

The Applicants do not anticipate that the Merger will have any impact on any Department orders, rulings or regulations in effect and applicable to NU or its subsidiaries, including YES and its subsidiaries.

Section 16-1-65(r) - A List of Stockholder Approval and All Federal,
State and Local Governmental Approvals Required to Effect the Proposed Transaction, Together with a Description of the Status of the Efforts to obtain Such Approval as of the Date Reasonably Proximate to the Date of the Application

The Merger was approved by the NU Board of Trustees on October 12, 1999 and by the CEI Board of Directors on October 12, 1999. Approval by the holders of outstanding CEI common shares and NU common shares is expected at a special stockholders meetings presently scheduled to take place in early 2000.

The Applicants will submit as Exhibit 10 a Prospectus/Proxy filed with the SEC. The Applicants will also make a filing with the SEC contemporaneously with or shortly after this application for approval of the Merger under the provisions of the PUHCA, a copy of which will be filed as
Exhibit 11 hereto.

The Applicants will file an application with the FERC contemporaneously with or shortly after this application requesting the required approvals. In addition, the Applicants will file an application with the NRC contemporaneously with or shortly after this application requesting the required approvals.

The Applicants will file an application with the Antitrust Division of the DOJ and the FTC contemporaneously with or shortly after this application under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In addition, certain regulatory filings and requests for approvals will be made, as applicable, prior to the consummation of the Merger in Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Vermont.

Section 16-1-65(s) - A Statement of the Percentage of Voting
Securities of NU Owned or Controlled by CEI, and Control Exercised or Capable of Being Exercised Over the Public Service Company After the Conclusion of the Proposed Transactions

After completion of the proposed Merger, NU will be a wholly-owned subsidiary of New CEI.

C.  Compliance With Section 16-1-65B of the Department's Regulations

This application is jointly sponsored by CEI and NU. However, for purposes of these Regulations, the "affected company" is interpreted to mean NU, or its public service company subsidiaries (CL&P and Yankee Gas) as appropriate.

Section 16-1-65B(a) - NU's Financial Statement for the Most Recent
Fiscal Year and Pro Forma Period (Including Assumptions) Giving Effect to the Proposed Transaction, to Include Balance Sheet, Income Statement and Statement of Source and Application of Funds

See Exhibit 5 (Financial statements, present and pro forma); Exhibit 13 (NU SEC Form 10-K).

Section 16-1-65B(b) - Existing Reporting Structure for Personnel, from Connecticut Local Operations to Chief Executive Officer, Including Board of Directors

See Exhibit 8, which identifies NU's existing corporate reporting structure, and Exhibit 9, which identifies NU's existing Board of Trustees.

Section 16-1-65B(c) -Capital Structure and Capitalization Ratios,
Present and Pro Forma (Include Assumptions) Giving Effect to the Proposed Transaction

See Exhibit 5 (Financial statements, present and pro forma).

Section 16-1-65B(d) - Any Prospectus, Official Statement, Preliminary Prospectus or Preliminary or Official Statement Associated with the Transaction for which Approval Is Sought

See Exhibit 10 (Prospectus/Proxy Statement).

Section 16-1-65B(e) - A Statement of the Control That CEI is Capable of Exercising over NU After Completion of the Proposed Transaction

After completion of the proposed Merger, NU will be a wholly-owned subsidiary of New CEI.

D. Compliance With Section 16-1-61 of the Department's Regulations (Conn. Gen. Stat. Section 16-43)

To the extent that the Department determines that Conn. Gen. Stat. Section 16-43 is applicable, NU and CEI provide the following information in compliance with Section 16-1-61 of the Department's Regulations. This application is jointly sponsored by NU and CEI. However, for purposes of these Regulations, the "applicant" is NU, or its public service company subsidiaries (CL&P and Yankee Gas) as appropriate.

Section 16-1-61(a)(1) - Statement of financial condition of NU and the surviving company, reflecting the financial condition of the surviving company before and after the Merger

See Exhibit 12 (NU 1998 Annual Report, including audited financial statements); Exhibit 13 (NU SEC Form 10-K); Exhibit 14 (NU SEC Form 10-Q);
Exhibit 15 (NU SEC form 8-K dated October 27, 1999; Exhibit 17 (NU capital structure and capitalization ratios). Changes to NU's financial condition as a result of the Merger are illustrated in the pro forma statements provided in Exhibit 5. NU and CEI also request that the Department take notice of the information contained in the most recent annual reports filed by CL&P and Yankee Gas with the Department.

Section 16-1-61(a)(2) -Copy of the Merger Agreement

See Exhibit 1.

Section 16-1-61(a)(3)- Description of NU's Property, Field of Operation, Property, Equipment, Depreciation and Amortization Reserves

In addition to the information provided in Section III above, see
Exhibit 10 (Prospectus/Proxy Statement). NU and CEI also request that the Department take notice of the information contained in the most recent annual reports filed by CL&P and Yankee Gas with the Department.

Section 16-1-61(a)(4)-Financial Structure of the Deal

See Exhibit 1.

Section 16-1-61(a)(5) - Copies of Instruments Defining the Terms of Any Proposed Security, Any Plans or Offers of Reorganization or Readjustment of Indebtedness or Capitalization, and Any Plan for the Retirement or Exchange of Securities

Generally not applicable except to the extent that the Merger Agreement (Exhibit 1) provides for the retirement or exchange of NU common stock.

Section 16-1-61(a)(6) - Statement of the Purpose For Which the Securities Are to be Issued

Not applicable.

Section 16-1-61(a)(7) - Complete Description of Obligations/Liabilities Assumed by NU

Not applicable.

Section 16-1-61(a)(8)- Copy of the Latest Proxy Statement and Annual Report of Applicant or Parent Company

See Exhibit 12 (NU Annual Report for the fiscal year ended 1998);
Exhibit 10 (Prospectus/Proxy Statement to be filed with the Department), and
Exhibit 18 (NU Proxy Statement for 1999 Annual Meeting); Exhibit 20 (1999 CEI Annual Shareholders Meeting Proxy Statement).

Section 16-1-61(a)(9)- Copies of All SEC Filings of Applicant or Parent Company in Connection with the Merger

See Exhibit 10 (Prospectus/Proxy Statement to be filed with the Department); Exhibit 6 (CEI SEC Form 8-K filed October 15, 1999); Exhibit 15 (NU SEC Form 8-K dated October 27, 1999).

Section 16-1-61(a)(10)- Description of Property Involved In the
Transaction

In addition to the information provided in Section III above, NU and CEI also request that the Department take notice of the information contained in the most recent annual reports filed by CL&P and Yankee Gas with the Department.

Section 16-1-61(a)(11) - Certified Copy of the NU Board of Trustees Resolutions Approving the Initiation of the Transaction

See Exhibit 9.

E.   List of Exhibits

Exhibit 1   Merger Agreement
Exhibit 2   CEI 1998 Annual Report with audited financial statements
Exhibit 3   CEI SEC Form 10-K for year ended December 31, 1998
Exhibit 4   CEI SEC Form 10-Q dated September 30, 1999
Exhibit 5 Pro forma financial statements for the most recent fiscal year and pro forma period giving effect to the Merger
Exhibit 6   CEI SEC Form 8-K filed October 15, 1999
Exhibit 7   Joint press release dated October 13, 1999
Exhibit 8 CEI and NU corporate organization, pre-merger; CEI executive officers, pre-merger
Exhibit 9   Members of CEI Board of Directors, pre-merger and post-merger.
Exhibit 10  Prospectus/Proxy Statement (to be filed subsequently)
Exhibit 11 SEC Form U-1 (to be filed with the Department subsequently)
Exhibit 12  NU 1998 Annual Report, including audited financial statements
Exhibit 13  NU SEC Form 10-K for the period ending December 31, 1998
Exhibit 14  NU SEC Form 10-Q
Exhibit 15  NU SEC Form 8-K dated October 27, 1999
Exhibit 16  Map of the service territory of CECONY and O&R
Exhibit 17 NU capital structure and capitalization ratios as of September 30, 1999
Exhibit 18  NU Proxy Statement for 1999 Annual Meeting
Exhibit 19  NU Board of Trustees resolutions
Exhibit 20  1999 CEI Annual Shareholders Meeting Proxy Statement
Exhibit 21  Surety Bond
Exhibit 22  Pre-filed Testimony of Mr. Morris
Exhibit 23  Pre-filed Testimony of Mr. Schoenblum
Exhibit 24  Pre-filed Testimony of Mr. Roman

F.   Statutory Bond Requirement

Pursuant to Conn. Gen. Stat. Section 16-47(c), a bond in the amount of $50,000 is required to indemnify the Department for the reasonable expenses incurred by the Department in reviewing this Application. The required bond is furnished as Exhibit 21.

IX.   CONCLUSION AND REQUEST FOR APPROVAL

NU and CEI respectfully request approval of the transactions described herein, and in the Merger Agreement, pursuant to Conn. Gen. Stat. Section 16-47 and any other statute or regulation the Department finds applicable, as set forth herein and in the Exhibits hereto, and for the reasons set forth herein.


RESPECTFULLY SUBMITTED,

CONSOLIDATED EDISON, INC.

By:

/S/ John D. McMahon
Senior Vice President
and General Counsel


NORTHEAST UTILITIES


By:

/S/ Cheryl W. Grise
Senior Vice President,
Secretary and General Counsel


Footnotes:


1. Current levels of consolidation in the energy industry have not reached those that are evolving in telecommunications. Consider the mergers of MCI, WorldCom and Sprint, or NYNEX, Bell Atlantic and GTE, or AT&T, TCI and Media One. This Department is familiar with the recent acquisitions by SBC Communications. In April 1997, SBC acquired Pacific Telesis Group, another regional Bell operating company ("RBOC"), before acquiring SNET in October 1998. SBC's recent merger with Ameritech, still another RBOC, resulted in a combined company serving more than 55.5 million local exchange access lines, or about one-third of the nation's total access lines, with more than 200,000 employees and annual revenues in excess of $45 billion. Even at that size it is the second largest telecommunications company in the nation, behind AT&T.

2. NU and CEI believe that Conn. Gen. Stat. Section 16-43 is not applicable to this transaction, and that the Department's review is properly limited to Conn. Gen. Stat. Section 16-47. See, e.g., Docket 99-07-20, Joint Application of Energy East Corporation and Connecticut Energy Corporation for Approval of a Change of Control (December 16, 1999); Docket No. 98-09-15, Application of AT&T Corp. and Tele-Communications, Inc. for Approval of a Change of Control (January 6, 1999); Docket No. 98-02-20, Joint Application of SBC Communications, Inc. and Southern New England Telecommunications Corporation for a Change of Control (September 2, 1998). To the extent that the Department determines that Conn. Gen. Stat. Section 16-43 is applicable to the proposed transaction, the Applicants have included all information required by the Department's regulations for approval of an application under that statute and have demonstrated that the application satisfies its requirements.

3. CECONY has two wholly-owned subsidiaries: Davids Island Development Corporation ("Davids Island") and D.C.K. Management Corporation ("DCK"). Davids Island owns real property acquired as a possible site for an electric generating plant in Dutchess and Columbia Counties in New York State, which it is in the process of disposing. DCK owns real property in New York City.

4. RECO's two wholly-owned non-utility subsidiaries are Enserve Holdings, Inc. and Saddle River Holdings Corp., both Delaware corporations. Enserve has two wholly-owned currently inactive non-utility subsidiaries, Palisades Energy Services, Inc., which provided non-regulated energy services to industrial, commercial, institutional and government energy users, and Compass Resources, Inc., which was formed to invest in energy technology ventures and new energy processes. RECO's other non-utility subsidiary, SRH,was established for the purpose of investing in non-utility business ventures. SRH has two wholly-owned non-utility subsidiaries, NORSTAR Holdings, Inc. and Atlantic Morris Broadcasting, Inc. NHI has two wholly-owned non-utility subsidiaries, NORSTAR Management, Inc., and Millbrook Holdings, Inc. NHI is the sole general partner of NORSTAR Energy Limited Partnership, a gas marketing company that is discontinuing operations. The NORSTAR Partnership is the majority owner of NORSTAR Energy Pipeline Company,LLC, which is currently inactive. NHI's Millbrook subsidiary holds a leasehold interest in non-utility real estate in Morris County, New Jersey. SRH's other non-utility subsidiary, AMB, which owned six radio stations, is currently inactive.

5. CED has five direct operating subsidiaries: (i) Con Edison Development, Guatemala, Ltd. invests in projects in Latin America; (ii) Consolidated Edison Leasing, Inc. has an investment in a leveraged-lease transaction in a power plant in the Netherlands; (iii) Con Edison Leasing, LLC, has an investment in a leveraged-lease transaction in a gas distribution system in the Netherlands;
(iv) CED Ada, Inc. which has an indirect interest in a qualifying cogeneration facility in Michigan; and (v) Carson Acquisition, Inc. which has an indirect leasehold interest in a qualifying cogeneration facility in California.

6. The NYPSC defined its vision and policy in its May 20, 1996 order in the Matter of Competitive Opportunities Regarding Electric Service, Opinion
No. 96-12. That vision and policy includes: (1) effective competition in the generation and energy services sectors; (2) reduced prices resulting in improved economic development for New York as a whole; (3) increased consumer choice of supplier and service company; (4) a system operator that treats all participants fairly and ensures reliable service; (5) a provider of last resort for all consumers and the continuation of a means to fund necessary public policy programs; (6) ample and accurate information for consumers to use in making informed decisions; and (7) the availability of information that permits adequate oversight of the market to ensure its fair operation.

7. The NU/YES transaction is currently anticipated to be completed on or before April 1, 2000. Upon completion of that transaction, YES and its operating utility subsidiary, Yankee Gas, will become wholly-owned subsidiaries of NU.